

December 13, 2019

Jonathan Reich
Chief Financial Officer
Zedge, Inc.
22 Cortlandt Street (11th Floor)
New York, NY 10007

      Re: Zedge, Inc.
         Registration Statement on Form S-3
         Filed December 9, 2019
         File No. 333-235421

Dear Mr. Reich:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Dov T. Schwell